ANIMAS RESOURCES LTD. TSX-V: ANI
ANIMAS Resources	#410 - 325 Howe St., Vancouver, BC Canada V6C 1Z7 • Tel: 604-687-6197 • Fax: 604-688-3392

October 17, 2008

NR 08-15

Animas Resources Completes Acquisition of Lixivian Concessions, Engages Dr. Jeff Jaacks as a Consultant, and Updates Financial Position

Animas Resources (TSX.V: ANI) is pleased to announce the closing of the acquisition of the Lixivian claims inside of their Santa Teresa Mining Distirct. In addition, the Company has engaged Dr. Jeff Jaacks, a renowned geochemist, to join the Animas Resources technical team.

Lixivian

Animas Resources has closed the Lixivian transaction (see press release dated July 21, 2008) comprising two critical internal concessions in the Santa Teresa distirct. The transaction was with Minera Lixivian, S.A. de C.V.. These claims are within the productive northern part of the district with past production by a private Mexican company and are adjacent to the historic Amelia operations.

The Lixivian property has both historic gold production and gold mineralization in drill holes. The property unifies the larger target mapped by our field crews in the Amelia area and its above average grades make this a viable candidate for a major center of mineralization. Drill testing these areas, planned for later in the year, will follow an in-depth review of the Lixivian data and geology.

"The acquisition of the previously productive Lixivian concessions completes the consolidation of the critical lands within the Amelia area and opens up new potential targets for testing. Combined with the current extensive land holdings, this area is one of several geologically permissive targets that are larger than those mined in the past. We are confident that careful geological field work will lead to quality targets in the project area." said John Wilson, VP Exploration of Animas Resources.

Dr. Jeff Jaacks Joins Technical Team

Dr. Jaacks has more than 25 years experience as a chief scientist and geochemist working with Anaconda Copper, Chevron Resources, Texasgulf Minerals, PETREX, NICOR Mineral Ventures, Westmont Mining, and BHP Minerals. From 1993 - 1999 Dr. Jaacks was Manager of Geochemistry, Americas, at BHP Minerals.

"Dr. Jaacks adds a critical component to our focus on the large targets currently being refined by the field team. The geochemical signature of the large project areas at Manuels, Greta, Amelia and others will provide Animas with a unique tool combined with our geology and geophysics to target our drilling in the highest potential areas first." said Gregory McKelvey, President of Animas Resources.

Update on Finacial Position

Animas Resources is aware of the current conditions in the financial markets and has planned accordingly. The Company's current treasury will allow continuing exploration efforts and resource definition work throughout 2009. If market conditions prevail or improve, the Company will make adjustments to budgets accordingly.

About Animas Resources Ltd.

Animas Resources Ltd., a North American mineral resource company focused on acquisition and discovery in Latin America, has re-consolidated the Santa Teresa District's Santa Gertrudis gold deposits and prospects within a 624 square kilometer land holding. The Company also controls the 294 square kilometer Shirley exploration concession in the Bacanuchi area of Northern Mexico. Our mission is to grow Animas Resources through discovery and acquisition of high quality mineral deposits and to build upon the historic gold resource base at Santa Gertrudis, Mexico, and maintain a pipeline of only the highest quality projects.

This news release was prepared by Company management, who take full responsibility for its content. The technical disclosure in this press release has been reviewed by Dr. Roger Steininger, a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.

For additional information, contact Animas Resources Ltd. at 604-687-6197, or you may register to receive future press releases at www.animasresources.com.

"Gregory E. McKelvey"

Gregory E. McKelvey, President & Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

This press release contains "forward-looking information" which may include, but is not limited to, statements with respect to drilling plans, timing of our planned NI 43-101 resource report, timing of assays, resource estimates, projections, our planned exploration and drilling programs, the availability of future financing for exploration and other plans, projections, estimates and expectations. Such forward-looking statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, the risks and uncertainties outlined in our most recent financial statements and reports and registration statement filed with the Canadian securities administrators(available at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected